Exhibit (a)(5)

                            Millennium Funding II LLC
                  c/o Georgeson Shareholder Communications Inc.
                                 17 State Street
                            New York, New York 10004

                                December 22, 1999

Re: Offer to Purchase Units of Limited Partnership Interest in Integrated Resources High Equity Partners, Series 85, A California Limited Partnership

Dear Limited Partners:

We have extended the expiration date of our offer to purchase units of limited partnership interest in Integrated Resources High Equity Partners, Series 85, A California Limited Partnership until 12:00 Midnight, New York City time, on January 5, 2000. Accordingly, if you sell us your units pursuant to the offer, the sale will be treated as a year 2000 transaction.

For additional information, contact Georgeson Shareholder Communications Inc., the Information Agent for the offer, at (800) 223-2064.

Sincerely,

Millennium Funding II LLC